UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-33776

FORM 12b-25	CUSIP NUMBER 003687100

NOTIFICATION OF LATE FILING

(Check One) :	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ N-CSR

For Period Ended: September 30, 2009

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AbitibiBowater Inc.
Full name of registrant

Former Name if Applicable

1155 Metcalfe Street, Suite 800
Address of principal executive office (Street and number)

Montreal, Quebec, Canada H3B 5H2
City, State and Zip Code

PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

AbitibiBowater Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which was due not later than November 9, 2009.  The Company has committed a substantial amount of its available resources to developing a comprehensive restructuring plan in connection with the creditor protection proceedings described below.  The substantial time and effort required by that endeavor has affected the timely completion and filing of our Form 10-Q for the three months ended September 30, 2009.

The Company is working to complete its Quarterly Report on Form 10-Q as expeditiously as possible, and expects to file the Form 10-Q within the time allowed by the extension.

Creditor Protection Proceedings

On April 16, 2009, the Company and certain of its U.S. and Canadian subsidiaries filed voluntary petitions for relief under the provisions of Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "U.S. Court") (Case No. 09-11296 (KJC)).  In addition, on April 17, 2009, certain of the Company's Canadian subsidiaries sought creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") in the Superior Court of Quebec in Canada.  Also on April 17, 2009, Abitibi-Consolidated Inc., a subsidiary of the Company, and Abitibi-Consolidated Company of Canada, a wholly-owned subsidiary of Abitibi, each filed a voluntary petition for provisional and final relief under the provisions of Chapter 15 of the United States Bankruptcy Code in the U.S. Court to obtain recognition and enforcement in the United States of certain relief granted in the CCAA proceedings.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph B. Johnson	(514)	875-2160
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a third quarter 2009 operating loss of approximately $33 million, which compares to an operating loss of approximately $159 million for the third quarter of 2008.

AbitibiBowater Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date: November 9, 2009

By:	/s/ Jacques P. Vachon
Name:	Jacques P. Vachon
Title:	Senior Vice President, Corporate Affairs and Chief Legal Officer

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